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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. N/A)

                              DeVlieg-Bullard, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   251782 10 8
              -----------------------------------------------------
                                 (CUSIP Number)

                            John E. McConnaughy, Jr.
                              1011 High Ridge Road
                               Stamford, CT 06905
                                 (203) 461-9836
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 24, 1999
              -----------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 251782 10 8                  13D                     Page 2 of 5 Pages

  (1)     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          John E. McConnaughy, Jr.,
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   [ ]
                                                                      (b)   [ ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS

          PF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    752,600
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   752,600
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER

                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          752,600
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                            [ ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.9%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON

          IN
          ---------------------------------------------------------------------





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         ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of DeVlieg-Bullard, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at One Gorham Island, Westport, CT 06880.

         ITEM 2.  IDENTITY AND BACKGROUND.

         (a) John E. McConnaughy, Jr.

         (b) 1011 High Ridge Road, Stamford, CT 06905.

         (c) Chairman and CEO, JEMC Corporation, 1011 High Ridge Road, Stamford, CT 06905. Mr. McConnaughy is also a director of the Issuer.

         (d) N/A

         (e) N/A

         (f) United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This Schedule 13D is filed to reflect Mr. McConnaughy's beneficial ownership of Common Stock resulting from purchases made in the open market of 742,600 shares and from an option Mr. McConnaughy holds to purchase 10,000 shares of Common Stock. The consideration paid for the 742,600 shares purchased in the open market was approximately $385,588 (including commissions), all of which came from Mr. McConnaughy's personal funds.

ITEM 4.  PURPOSE OF TRANSACTION.

         Mr. McConnaughy's purpose in acquiring the shares of Common Stock was to increase his direct investment in the Issuer. Mr. McConnaughy's current plan is to acquire additional shares of Common Stock so that he beneficially owns approximately 1,000,000 shares of Common Stock.

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

                  (a) Mr. McConnaughy beneficially owns 5.9% of the Common Stock of the Issuer, or 752,600 shares of Common Stock, consisting of 742,600 shares of Common Stock held directly, and an option to purchase 10,000 shares of Common Stock (right to acquire) that are vested or will vest within 60 days of the date hereof.



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         (b) Mr. McConnaughy beneficially owns the following number of shares of
Common Stock with:

             Sole Voting Power: 752,600 shares of Common Stock

             Shared Voting Power: 0 shares of Common Stock

             Sole Dispositive Power: 752,600 shares of Common Stock

             Shared Dispositive Power: 0 shares of Common Stock

         (c) Mr. McConnaughy made the following purchases of Common Stock in the open market:

             Date              # of Shares            Price Per Share
             ----              -----------            ---------------
            4/1/99                  2,600                 $0.50
            3/26/99                30,000                 $0.50
            3/24/99               240,000                 $0.50
            3/23/99                90,000                 $0.50
            3/18/99                30,000                 $0.50
            3/16/99               180,000                 $0.50
            3/15/99               110,000                 $0.50
            3/12/99                55,000                 $0.50
            3/11/99                 5,000                 $0.50

         (d) N/A

         (e) N/A

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

             N/A

         ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

             N/A





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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                            /s/ John E. McConnaughy, Jr.
                                            ------------------------------------
                                                John E. McConnaughy, Jr.

Date:   April 7,  1999
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